December 4, 2018

Tsontcho Ianchulev
Chief Executive Officer
Eyenovia, Inc.
295 Madison Avenue, Suite 2400
New York, NY 10017

       Re: Eyenovia, Inc.
           Draft Registration Statement on Form S-1
           Filed November 21, 2018
           File No. 377-02385

Dear Dr. Ianchulev:

       We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. Please revise your prospectus to disclose the number of shares of common stock being offered. For guidance, please refer to Rule 430A and Compliance and Disclosure
       Interpretations, Securities Act Rules, Question 227.02.
Description of Securities, page 19

2. We note that your certificate of incorporation provides that the Court of Chancery of the
       State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on your behalf. Please revise this section to include disclosure regarding this provision. Your disclosure should include a discussion regarding whether your exclusive forum provision applies to actions arising under the federal securities
 Tsontcho Ianchulev
Eyenovia, Inc.
December 4, 2018
Page 2
       laws. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the
       Exchange Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dorrie Yale at 202-551-8776 or Irene Paik at 202-551-6553 with any questions.



                                                               Sincerely,
FirstName LastNameTsontcho Ianchulev
                                                               Division of
Corporation Finance
Comapany NameEyenovia, Inc.
                                                               Office of
Healthcare & Insurance
December 4, 2018 Page 2
cc:       S. Halle Vakani
FirstName LastName